UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

KAYAK Software Corporation

File No. 333-170640 - CF#26024

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KAYAK Software Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 17, 2010, as amended.

Based on representations by KAYAK Software Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 31, 2013
Exhibit 10.5	through December 31, 2013
Exhibit 10.6	through December 31, 2013
Exhibit 10.7	through December 31, 2013
Exhibit 10.10	through December 31, 2012
Exhibit 10.13	through October 31, 2012
Exhibit 10.14	through March 5, 2013
Exhibit 10.66	through January 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief - Legal